July 24, 2025

Narasimhan Mani
Co-Chief Executive Officer and President
Scienture Holdings, Inc.
20 Austin Blvd.
Commack, NY 11725

       Re: Scienture Holdings, Inc.
           Draft Registration Statement on Form S-3
           Submitted July 8, 2025
           CIK No. 0001382574
Dear Narasimhan Mani:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Draft Registration Statement on Form S-3
Exhibits

1. We note that you are registering the offer and sale of debt securities. Please pre-
       effectively file a form of indenture as an exhibit to the registration statement. Refer to
       Questions 201.02 and 201.04 of the Trust Indenture Act of 1939 Compliance and
       Disclosure Interpretations available on our website.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 24, 2025
Page 2

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-
3635 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences